Strategic Acquisition of First Eagle Alternative Capital BDC, Inc. October 4, 2022 Filed by Crescent Capital BDC, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: First Eagle Alternative Capital BDC, Inc. Commission File No. 814-00789

This presentation (the “Presentation”) has been prepared by Crescent Capital BDC, Inc. (together with its consolidated subsidiaries, “CCAP,” “Crescent BDC” or the “Company”) and may be used for informational purposes only. This Presentation contains summaries of certain financial and statistical information about the Company and should be viewed in conjunction with the Company’s most recent Quarterly Report on Form 10-Q and Annual Report on Form 10-K. The information contained herein may not be used, reproduced, referenced, quoted, linked by website, or distributed to others, in whole or in part, except as agreed in writing by the Company. This presentation may contain forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by the use of forward-looking terminology such as “anticipates,” “believes,” “expects,” “intends,” “will,” “should,” “may,” “plans,” “continue,” “believes,” “seeks,” “estimates,” “would,” “could,” “targets,” “projects,” “outlook,” “potential,” “predicts” and variations of these words and similar expressions to identify forward-looking statements, although not all forward-looking statements include these words. You should read statements that contain these words carefully because they discuss plans, strategies, prospects and expectations concerning CCAP’s business, operating results, financial condition and other similar matters. We believe that it is important to communicate our future expectations to our investors. There may be events in the future, however, that we are not able to predict accurately or control. You should not place undue reliance on these forward-looking statements, which speak only as of the date on which we make them. These statements may not be relied upon as investment advice. Factors or events that could cause our actual results to differ, possibly materially from our expectations, include, but are not limited to, the risks, uncertainties and other factors we identify in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in filings we make with the Securities and Exchange Commission (the “SEC”), and it is not possible for us to predict or identify all of them. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. This presentation also contains “forward-looking statements” regarding the proposed acquisition of First Eagle Alternative Capital BDC, Inc. (“FCRD”) by CCAP pursuant to a definitive merger agreement and related transactions thereunder (collectively, the “Transaction”), including statements regarding the completion of the proposed Transaction. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Transaction closing, (ii) the expected synergies and savings associated with the Transaction, (iii) the expected elimination of certain expenses and costs due to the Transaction, (iv) the percentage of FCRD’s stockholders voting in favor of the Transaction, (v) estimates of the combined company’s net investment income or net asset value (“NAV”) accretion, (vi) the possibility that competing offers or acquisition proposals for FCRD will be made, (vii) the possibility that any or all of the various conditions to the consummation of the Transaction may not be satisfied or waived, (viii) risks related to diverting the attention of CCAP's management or FCRD's management from ongoing business operations, (ix) the risk that stockholder litigation in connection with the Transaction may result in significant costs of defense and liability, (x) the future operating results of the combined company or CCAP’s, FCRD’s or the combined company’s portfolio companies, (xi) regulatory approvals and other factors, (xii) changes in regional or national economic conditions, including but not limited to the impact of the COVID-19 pandemic, and their impact on the industries in which CCAP and FCRD invest, (xiii) changes to the form and amounts of FCRD’s tax obligations, (xiv) fluctuations in the market price of CCAP’s common stock, (xv) the Transaction’s effect on the relationships of CCAP or FCRD with their respective investors, portfolio companies, lenders and service providers, whether or not the Transaction is completed, (xvi) the reduction in CCAP’s stockholders’ and FCRD stockholders’ percentage ownership and voting power in the combined company, (xvii) the challenges and costs presented by the integration of CCAP and FCRD, (xviii) the uncertainty of third-party approvals, (xix) the significant Transaction costs, (xx) the restrictions on CCAP’s and FCRD’s conduct of business set forth in the definitive merger agreement and (xxi) other changes in the conditions of the industries in which CCAP and FCRD invest and other factors enumerated in CCAP’s and FCRD’s filings with the SEC. You should not place undue reliance on such forward-looking statements, which are based upon CCAP management’s views and assumptions regarding future events and operating performance, and speak only as of the date of this communication. CCAP undertakes no duty to update any forward-looking statement made herein. Disclaimer and Note Regarding Forward-Looking Statements

Disclaimer and Note Regarding Forward-Looking Statements Additional Information and Where to Find It This communication relates to a proposed business combination involving CCAP and FCRD, along with the related proposal for which FCRD stockholder approval will be sought (the "Proposal"). In connection with the proposed Transaction, FCRD plans to file with the SEC and mail to its stockholders a proxy statement on Schedule 14A (the "Proxy Statement"). The Proxy Statement will contain important information about CCAP, FCRD, the proposed Transaction and related matters. STOCKHOLDERS OF FCRD ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CCAP, FCRD, THE TRANSACTION AND THE PROPOSAL. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site at http://www.sec.gov or, for documents filed by CCAP, from the CCAP website at http://www.crescentbdc.com or for documents filed by FCRD, from the FCRD website at http://www. https://www.firsteagle.com/FEACBDC. Participants in the Solicitation CCAP and FCRD and their respective directors, executive officers and certain other members of management and employees of Crescent Capital Group, First Eagle Alternative Credit, LLC, external advisor to FCRD, and their respective affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of FCRD in connection with the Proposal. Information about the directors and executive officers of CCAP is set forth in its proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on March 29, 2022. Information about the directors and executive officers of FCRD is set forth in its proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on April 26, 2022. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of FCRD’s stockholders in connection with the Proposal will be contained in the Proxy Statement and other relevant materials to be filed with the SEC when such documents become available. Investors should read the Proxy Statement carefully and in its entirety when it becomes available before making any voting or investment decisions. This document may be obtained free of charge from the source indicated above. No Offer or Solicitation This investor presentation is not, and under no circumstances is it to be construed as, a prospectus or an advertisement, and the communication of this investor presentation is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in CCAP, FCRD or in any fund or other investment vehicle. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. Other Important Information Any forecasts in this investor presentation are based upon CCAP’s opinion of the market at the date of preparation and are subject to change without notice and dependent upon many factors. Any prediction, projection or forecast, including any pro forma projection or forecast for the combined company following the closing of the Transaction, is not necessarily indicative of the future or likely performance. Investment involves risk. The value of any investments and any income generated may go down as well as up and is not guaranteed. Past performance is no indication of current or future performance. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS. Any investment results, portfolio compositions and/or examples set forth in this document are provided for illustrative purposes only and are not indicative of any future investment results, future portfolio composition or investments. The composition, size of, and risks associated with an investment may differ substantially from any examples set forth in this document. No representation is made that an investment will be profitable or will not incur losses. Where appropriate, changes in the currency exchange rates may affect the value of investments. Prospective investors should read the relevant offering documents for the details and specific risk factors of any investment vehicle discussed in this investor presentation.

Platform Overview

(based on AUM) Crescent Capital Group Platform Facts Founded: AUM: Employees: Offices: Client Base: 1991 $39+ Billion 200+ 5 >95% Institutional Investor Base Over 550 Client Relationships(1) No investor >4% Highlights Alternative credit firm with complementary strategies Primarily focused on below investment grade corporate credit Prioritizes capital preservation and high current income Depth and breadth of investment professionals Long track record of demonstrated performance through multiple cycles Below Investment Grade Corporate Credit Mix Strong AUM Growth(2) Global Investor Base ($ in billions) ($ in billions) Information is current as of June 30, 2022. Excludes GP and Affiliate relationships. AUM for 2011 is calculated as the average of the quarter-end AUMs for that year. Past performance does not predict future returns. +

Grey shaded bars denote U.S. recessions, as defined by the National Bureau of Economic Research. Long Established Track Record Investing Across Cycles Crescent has a 30+ year track record of investing across the below investment grade corporate credit landscape, with experience through multiple cycles 1991 High Yield Bonds 1993 Bank Loans 1991 Special Situations 1992 Credit Solutions 2012 U.S. Direct Lending 2005 Predecessor 2011 European Specialty Lending 2015 CCAP Public Credit Private Credit

Crescent Investment Team 30+ Managing Directors 10 Senior Vice Presidents 5+ Vice Presidents 20+ Additional Investment Professionals Operations Team – Over 100 Professionals Accounting HR & Administration Investor Relations Legal & Compliance Private Credit Public Credit / Research Trading 70+ investment professionals More than $30 billion invested Assets managed through funds and SMAs Senior investment professionals average over 20 years of industry experience and over 10 years of experience at Crescent 20+ investment professionals 15 core industry verticals Assets managed through funds, SMAs and CLOs 6 investment professionals Focused and longstanding Wall Street relationships 5+ Managing Directors 4 Senior Vice Presidents 4 Vice Presidents 5+ Additional Investment Professionals 1 Managing Director 1 Senior Vice President 4 Additional Investment Professionals Breadth and depth of team across below investment grade credit with over 95 investment professionals Information is current as of June 30, 2022.

SLC Management Platform

Institutional asset manager focused on fixed income and real assets. Supported by Sun Life Financial, a global financial services organization

150 years	$260B	650+	1,300+	Top 100
Of experience managing assets	**Assets Under Management[1]**	**Investment Professionals**	**Clients Served**	**Most sustainable corporations in the world**

SLC Management Global Investment Platform

SLC Management	CRESCENT	BentallGreenOak	InfraRed Capital Partners
$128B AUM	$39B AUM	$80B AUM	$13B AUM
Invests across spectrum of investment grade public and private fixed income for pension plans and insurance companies	Seeks credit investments in high-quality companies across a diversified range of industries	Top global ranking in the annual Global Real Estate Sustainability Benchmark for 10 consecutive years	200+ infrastructure investments under management
STRATEGIES	**STRATEGIES**	**STRATEGIES**	**STRATEGIES**
Core, Securitized, Long Credit, Municipal Bonds, IG Private Fixed Income, LDI, Derivatives in U.S. and Canada	Below IG Direct Lending and Credit Solutions, High Yield, Bank Loans/CLOs and Special Credit Opportunities	U.S. Core, U.S. Core Plus, European and Asian Value Add, Special Situations and Mortgages	North American Renewables, Global, European, Listed and Unlisted vehicles

Note: The 'Top 100 most sustainable corporations in the world' applies to Sun Life Financial including SLC Management, as ranked by 'Corporate Knights: 2022 Global 100 Annual Ranking'. Corporate Knights applies a data driven approach and assesses roughly 7,000 companies against global industry peers on a suite of up to 17 quantitative key performance indicators covering resource, employee and financial management, green revenue and supplier performance. Sun Life Capital Management (U.S.) LLC., which operates under the brand name SLC Management, is the U.S. arm of the global institutional asset management business of Sun Life Financial Inc. Data in $USD as of June 30, 2022 and represents combined assets of Sun Life Capital Management (Canada) Inc., Sun Life Capital Management (U.S.) LLC, BentallGreenOak, InfraRed and Crescent Capital Group.

(1) As of June 30, 2022.

CRESCENT | 8

CCAP’s Track Record of NAV Stability and Resilience Note: Past performance does not guarantee or indicate future results. $19.90 $20.69 $30.60 $9.91 Since its inception, CCAP has consistently delivered a stable NAV profile and cumulative dividend coverage of ~110%

Transaction Summary

Transaction Details Summary of Certain Transaction Terms Total Consideration First Eagle Alternative Capital BDC, Inc. (“FCRD”) stockholders are currently estimated to receive approximately $180.1 million, or $6.02 per share(1) of total consideration, consisting of: Cash of $18.6 million, or $0.62 per share, from CCAP(1) Cash of $35.0 million, or $1.17 per share, from Crescent Cap Advisors, LLC CCAP common stock of $126.5 million at an illustrative exchange ratio of 0.2063x CCAP shares for every FCRD share(1) Approximately 6.2 million shares of CCAP common stock are expected to be issued based on CCAP’s net asset value of $20.69 per share as of June 30, 2022(1) At closing, legacy CCAP and FCRD shareholders are expected to own approximately 83% and 17% of the combined company, respectively Additional Manager Support $20.0 million post-closing share support program from Sun Life Pro Forma Balance Sheet Pro forma for the transaction, CCAP will have approximately $758 million in total book value of equity and approximately $1.6 billion in total portfolio fair value Pro forma debt to equity expected to be approximately 1.17x CCAP to assume FCRD’s outstanding senior unsecured notes due 2026 (NYSE: FCRX, 5.00% per year payable quarterly) Fee Structure No change to fee structure –1.25% base management fee among lowest in the BDC sector Dividends FCRD stockholders, once stockholders of CCAP, will be eligible for CCAP’s quarterly dividend Timing Anticipated closing as early as Q4 2022, subject to FCRD stockholder approvals, regulatory approvals and other customary closing conditions Assumes a transaction based on respective June 30, 2022 net asset values for CCAP ($639.2 million, or $20.69 per share) and FCRD ($158.7 million, or $5.30 per share), taking into account certain estimated transaction expenses and post-closing adjustments. The exchange ratio for the stock component of the merger consideration and the amount of cash from CCAP will be determined by the net asset value of CCAP and FCRD at the time of closing.

Total Illustrative Consideration Paid to FCRD Stockholders 2 Book value consideration of $6.02 per FCRD share represents 114% of FCRD’s 6/30/2022 stated NAV of $5.30 per share. Based on CCAP’s market price of $14.89, FCRD stockholders are receiving a 66% premium price to the current share price Total Consideration Paid Per FCRD Share (as of 6/30/2022)(1) Note: Market value and stock price data as of market close on October 3, 2022. Figures may not sum due to rounding. Estimated total consideration to be received after taking into account estimated transaction expenses and certain post-closing adjustments. The final exchange ratio for the stock component of the merger consideration and the amount of cash from CCAP will be determined by the net asset value of CCAP and FCRD at the time of closing. On a NAV basis, consideration from CCAP of $4.85 per share represents ~92% of FCRD’s NAV On a Market Value basis, consideration from CCAP equates to $3.69 per share

Transaction Benefits

Transaction Benefits

CCAP believes the combination with FCRD provides immediate and long-term value for all stockholders

Key Strategic Rationale	
Expected NII Accretion	• Improved economies of scale • Expected duplicative public company and administrative cost synergies • Further diversification of liabilities with assumption of attractively priced, fixed rate unsecured debt
Improved Portfolio Positioning	• Maintain first lien senior secured focus with a predominately sponsor-backed portfolio • Increase in portfolio diversification with 200+ portfolio companies on a combined basis • Joint venture concentration reduced to <3% • Reduces pro forma concentration of top 10 holdings • Ability to selectively rotate legacy FCRD portfolio into Crescent directly originated assets over time
Enhanced Scale and Investment Capacity	• Approximately $758 million in pro forma net asset value and approximately ~$1.6 billion pro forma portfolio (at fair value)[(1)] • Increased market presence / visibility to financial sponsors, management teams and intermediaries • Potentially greater stock liquidity given strong positive correlation between market capitalization and average daily trading volume across the BDC sector • Enhanced access to debt capital markets on improved terms

(1) Estimated pro forma net asset value after taking into account estimated transaction expenses and certain post-closing adjustments.

CRESCENT | 14

Combination is expected to provide immediate NII accretion as a result of greater scale and anticipated operational synergies and the elimination of duplicative expenses Further incremental earnings upside potential as: (i) Crescent seeks to favorably resolve non-performing loans and reinvest proceeds into directly originated transactions; and (ii) the combined portfolio benefits from the increase in rising base rates CCAP (6/30/22) PRO FORMA COMBINED EARNINGS (ESTIMATE)(1) Adjusted Net Investment Income Per Share = $0.41 Adjusted Net Investment Income Per Share = $0.44 $ in millions Accretive to CCAP’s Earnings Profile Based on CCAP’s and FCRD’s financial results for the quarter ended June 30, 2022, adjusted for the removal of estimated duplicative expenses. Assumes FCRD’s Logan joint venture contributed $2.0 million to total revenue, which reflects income distributable to FCRD during the quarter ended June 30, 2022 adjusted for the removal of certain one-time financing costs. Future financial and operational results could differ as a result of a wide variety of factors as described in “Disclaimer and Note Regarding Forward-Looking Statements” on Pages 2 and 3. Per share amount for pro forma combined adjusted net investment income estimate assumes 37.1 million CCAP shares outstanding.

Larger asset and liability base to enhance diversification and flexibility Note: Based on CCAP’s estimates for future financial and operational results, which could differ as a result of a wide variety of factors as described in “Disclaimer and Note Regarding Forward-Looking Statements” on Pages 2 and 3. Total investments for CCAP increases from $1.3 billion to $1.6 billion, with 86% in senior secured loans. No single obligor represents more than 1.8% of the combined portfolio Unsecured debt mix improves from approximately 28% of total debt on a standalone basis to 33% on a combined basis, improving CCAP’s funding profile flexibility CCAP (6/30/22) PRO FORMA Debt to Equity = 1.03x Debt to Equity = 1.17x $ in millions Enhanced Diversification & Flexibility Equity Second Lien First Lien Cash & Cash Equivalents Other Assets Equity Unsecured Debt Secured Debt Other Liabilities Equity Unsecured Debt Secured Debt Other Liabilities LLC/LP Interests Second Lien First Lien LLC/LP Interests Equity Cash & Cash Equivalents Other Assets

Attractive Pro Forma Combined Portfolio Metrics Combination results in significantly enhanced scale and diversification, while maintaining CCAP’s focus on a primarily floating rate, sponsor-backed, senior secured first lien portfolio composition Based on fair value as of June 30, 2022. No overlapping holdings. Includes debt investments only. CCAP Today(1) 97% Pro Forma Combined 208(2) 86% 98% (3) $367m 137 99% 99% FCRD Today(1) 93% $1,285m 80% 71 88% ~$1.6b 98% (3)

Pro Forma Liquidity Profile CCAP’s pro forma trading liquidity profile after closing as implied by the public BDC peer set suggests a meaningful increase in current 3-month average daily trading volume (“ADTV”) $ in millions 4% 2nd Lien 4% Logan JV Note: Market data as of October 3, 2022. BDC peer set defined as select BDCs with between $250mm and $1B market capitalization as of October 3, 2022, excluding venture lending BDCs. Represents the linear regression implied 3-month average daily trading volume using the BDC peer set (incl. CCAP) and applying a $547 million pro forma market capitalization (CCAP price-to-NAV as of October 3, 2022 multiplied by $758mm of estimated pro forma net asset value). Estimated pro forma net asset value after taking into account estimated transaction expenses and certain post-closing adjustments. Calculated as trailing 3-month average daily trading volume (shares) multiplied by the current share price. Market Capitalization 3-Month Average daily trading volume(2) (1)

Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Crescent Capital BDC, Inc., a Maryland corporation (“CCAP”) and First Eagle Alternative Capital BDC, Inc., a Delaware corporation (“FCRD”) pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) by and among CCAP, FCRD, Echelon Acquisition Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of CCAP, Echelon Acquisition Sub LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of CCAP, and Crescent Cap Advisors, LLC, a Delaware limited liability company and the external investment adviser to CCAP. All statements, other than historical facts, including statements regarding the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction; and any assumptions underlying any of the foregoing, are forward-looking statements. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of FCRD may not be obtained; (2) the risk that the mergers or other transactions contemplated by the Merger Agreement may not be completed in the time frame expected by CCAP and FCRD or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) uncertainty with respect to the trading levels of shares of the combined company’s common stock on NASDAQ; (6) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of CCAP and FCRD; (7) the ability of the combined company to implement its business strategy; (8) difficulties and delays in achieving synergies and cost savings of the combined company; (9) inability to retain and hire key personnel; (10) the occurrence of any event that could give rise to termination of the Merger Agreement; (11) the risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (12) evolving legal, regulatory and tax regimes; (13) changes in laws or regulations or interpretations of current laws and regulations that would impact CCAP’s classification as a business development company; and (14) changes in general economic and/or industry specific conditions. Some of these factors are enumerated in the filings CCAP and FCRD have made with the Securities and Exchange Commission (the “SEC”), and will be contained in the materials CCAP and FCRD will file with the SEC in connection with the proposed transactions under the Merger Agreement, including CCAP’s registration statement on Form N-14 (the “Registration Statement”), which will include FCRD’s proxy statement on Schedule 14A that also constitutes a prospectus of CCAP (the “Proxy Statement/Prospectus”).

The inclusion of forward-looking statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. Any forward-looking statements speak only as of the date of this communication. Except as required by federal securities laws, neither CCAP nor FCRD undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information or development, future events or otherwise. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

This communication relates to the proposed transaction involving CCAP and FCRD, along with related proposals for which FCRD stockholder approval will be sought (the “Proposals”). In connection with the proposed transaction, including the Proposals, CCAP and FCRD, as applicable, will file relevant materials with the SEC, including the Registration Statement and the Proxy Statement/Prospectus. The Registration Statement and Proxy Statement/Prospectus will each contain important information about CCAP, FCRD, the proposed transaction, the Proposals and related matters. INVESTORS AND SECURITY HOLDERS OF FCRD ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CCAP, FCRD, THE PROPOSED TRANSACTION, THE PROPOSALS AND RELATED MATTERS. Investors and security holders will be able to obtain the Registration Statement, the Proxy Statement/Prospectus and other documents filed with the SEC by CCAP or FCRD, as applicable, free of charge, from the SEC’s website at www.sec.gov or, for documents filed by CCAP, from CCAP’s website at https://www.crescentbdc.com and for documents filed by FCRD, from FCRD’s website at www.firsteagle.com/FEACBDC. Investors and security holders may also obtain free copies of the Registration Statement, the Proxy Statement/Prospectus and other documents filed with the SEC from CCAP by contacting CCAP’s Investor Relations Department at bdcir@crescentcap.com or from FCRD by contacting FCRD’s Investor Relations Department at FEAC.IR@firsteagle.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, CCAP, FCRD, and their respective directors and executive officers, other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information regarding CCAP’s directors and executive officers is available in its definitive proxy statement for its 2022 annual meeting of stockholders filed with the SEC on March 29, 2022. Information regarding FCRD’s directors and executive officers is available in its definitive proxy statement for its 2022 annual meeting of stockholders filed with the SEC on April 26, 2022. To the extent holdings of securities by such directors or executive officers have changed since the amounts printed in CCAP’s 2022 proxy statement and FCRD’s 2022 proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed by such directors or executive officers, as the case may be, with the SEC. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and the Proxy Statement/Prospectus when such documents become available. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

The information in this communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the Proposals or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.